Exhibit 21
List of Subsidiaries

Name	State of Incorporation
Mercantile Trust & Savings Bank	Illinois
Marine Bank & Trust	Illinois
Perry State Bank	Missouri
Brown County State Bank	Illinois
Farmers State Bank of Northern Missouri	Missouri
Mid-America Bancorp, Inc.	Kansas
Heartland Bank	Kansas
Mercantile Investments, Inc.	Delaware
Royal Palm Bancorp, Inc.	Florida
Royal Palm Bank of Florida	Florida